

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

<u>Via E-mail</u>
Frank Schools
Chief Financial Officer
99 Cents Only Stores LLC
4000 Union Pacific Avenue
City of Commerce, California  90023

> **Re:    99 Cents Only Stores LLC**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed July 12, 2013**
> **Form 8-K Filed September 26, 2013**
> **Form 8-K Filed November 7, 2013**
> **Form 10-Q for the Quarterly Period Ended September 28, 2013**
> **Filed November 8, 2013**
> **File No. 1-11735**

Dear Mr. Schools:

        We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Lease Commitments, page 48

1.  Please tell us your consideration of disclosing property tax, maintenance and insurance expenses for the financial statement periods presented.

Item 8. Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 57

1. Basis of Presentation and Summary of Significant Accounting Policies, page 57

Immaterial Error Correction, page 58

2. We note you revised your calculation as of March 30, 2013 and for all prior periods since the Merger as a result of your analysis of inventory and determined total inventory at the Merger date, January 13, 2012, was overstated by $13.3 million. Please tell us what your evaluation indicated with respect to your inventory as of March 31, 2012 and explain why there was no apparent adjustment necessary for the period from January 13, 2012 to March 31, 2012. We may have further comment.

Inventories, page 60

3. Please tell us about the nature of the specific products held as of March 31, 2012 that had been identified as expected to sell over a period exceeding twelve months. Please include in your response how long the inventory had been held as of March 31, 2012, and the date when the inventory, classified as deposits and other assets, was sold and/or written-off.

6. Debt, page 71

4. Reference is made to your disclosure of the dividend restrictions imposed by your debt agreements. Please tell us your consideration of elaborating on the pertinent provisions that restrict the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. See also Rule 3-10(i)(9) of Regulation S-X.

First Lien Term Loan Facility, page 72

5. Reference is made to the fourth paragraph in which you state that in accordance with applicable guidance for debt modification and extinguishment, you recognized a loss related to refinancing costs incurred in connection with the amendment for the portion of the First Lien Term Loan Facility that was extinguished. Please tell us the nature of the refinancing costs and the amount of any of the costs paid to lenders under the original loan facility that are not lenders under the amended facility. In addition, tell us the specific authoritative literature you are referring to that supports expensing these costs and explain your consideration of ASC 470-50-40-55-1 through 3. To the extent you are relying on the guidance at ASC 470-50-40-17 to support expense treatment, please explain why you believe these specific costs incurred are within the scope of this

guidance.  In this regard, the costs expensed appear to relate to debt issued with new and continuing creditors unrelated to previous debts extinguished.

### 11. Stock-Based Compensation Plans, page 81

### Share Repurchase Rights, page 81

6.  Reference is made to the first paragraph on page 98 where you disclose that you did not correctly evaluate the accounting treatment for certain share repurchase rights.  Please tell us how you originally evaluated these rights and explain your revised evaluation referencing authoritative literature to support your accounting treatment.  In doing so, please explain whether there were any errors in prior reporting periods.  In addition, reference is made to your statement in the second to last sentence of this section that suggests that no compensation expense was recognized for options with repurchase rights.  Please be sure to clarify for us whether the options are accounted for as equity classified awards with associated compensation expense.  If so, please consider revising your disclosure to clarify this fact.

### Former Executive Put Rights, page 81

7.  Reference is made to the first paragraph on page 98 where you disclose that you did not correctly evaluate the accounting treatment for former executive put rights.  Please tell us how you originally evaluated these rights and explain your revised evaluation referencing authoritative literature to support your accounting treatment.  In doing so, please explain whether there were any errors in prior reporting periods.  Please also be sure to address why you believe these put rights fall within the scope of the accounting for stock-based compensation literature as is suggested in your footnote disclosure in this section and the first paragraph on page 62.

### 17. Financial Guarantees, page 86

8.  Reference is made to the second sentence of the first paragraph.  Please revise your disclosure to state, if true that the guarantees are full and unconditional.  Refer to Rule 3-10(i)(8) of Regulation S-X.

9.  We note your disclosure that the Senior Notes were guaranteed by your direct wholly-owned subsidiaries at March 31, 2012 and by 99 Cents Only Stores Texas, Inc. as of March 30, 2013.  Please note a subsidiary guarantor only qualifies for relief under Rule 3-10 of Regulation S-X if it is 100% owned.  Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you.

### Signatures, page 123

10. The registrant signature is not dated.  Please revise or advise.

Form 8-K Filed September 26, 2013

Exhibit 99.1

11. Reference is made to your disclosure of PF Adjusted EBITDAR and PF Cash Interest Expense on page 6.  We assume the amounts disclosed are non-GAAP financial measures.  If so, please tell us your consideration of providing the disclosures required by Item 100(a)(1)-(2) of Regulation G.  If not, please explain why the financial measures are not non-GAAP financial measures.

Form 8-K Filed November 7, 2013

Exhibit 99.1

12. Reference is made to your disclosure of Adjusted EBITDA and Adjusted EBITDA margin in the narrative on page 1.  Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.  Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 28, 2013

Item 1. Financial Statements, page 4

10. Income Taxes, page 21

13. Please explain to us how the law change enabled you to utilize your EZ credit carryforwards in subsequent taxable years whereby you released the valuation allowance associated with the $11.6 million California EZ credit carryforwards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief